Playper, LLC. (the "Company") a Delaware Partnership

Financial Statements

For the years ending on December 31st 2024 and 2023.

Balance Sheet
Playper, LLC
As of December 31, 2024

Account	Dec 31, 2024
Assets	
Current Assets	
Cash and Cash Equivalents	
Ampla	5,287.63
First Republic 1955	0.00
Morgan Stanley - 008	15,629.28
PayPal	258.59
Total Cash and Cash Equivalents	**21,175.50**
Amazon Clearing	(2,346.46)
Deposit Clearing	5,772.95
Inventory - Castle Playset	28,290.74
Inventory - Catapult Playset	2,283.86
Inventory - Dragon Trainer Playset	2,341.35
Inventory - Story Starters	1,814.02
Prepaid Expenses	0.00
Total Current Assets	**59,331.96**
Fixed Assets	
AD - Display Equipments	(559.57)
AD - Website and Application development	(64,364.02)
Display Equipments	2,350.00
Website and Application development	89,119.38
Total Fixed Assets	**26,545.79**
Total Assets	**85,877.75**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	85,607.23
Accrued Expenses	4,840.00
Convertible Promisory Notes	1,403,752.54
Due to Employee	2,418.98
Due to PCGIM	13,657.60
Interest Payable	125,764.89
Sales Tax	33.01
Total Current Liabilities	**1,636,074.25**
Total Liabilities	**1,636,074.25**
Equity	
Current Year Earnings	(761,782.11)
Limited Partners:Dick Boyce	50,000.00
Limited Partners:Knudsen Capital	192,827.84
Limited Partners:Lynn Knudsen	10,000.00
Limited Partners:Webb Knudsen	10,000.00
Retained Earnings	(1,051,242.23)
Total Equity	**(1,550,196.50)**
Total Liabilities and Equity	**85,877.75**

Income Statement (Profit and Loss)
Playper, LLC
For the year ended December 31, 2024

Account	2024
Income	
Sales Income	38,025.78
Total Income	**38,025.78**
Cost of Goods Sold	
Cost of Good Sold	25,181.20
Total Cost of Goods Sold	**25,181.20**
Gross Profit	**12,844.58**
Operating Expenses	
Advertising and Promotion	111,304.79
Amortization Expenses	29,706.48
Bank Service Charges	1,400.26
Business Development	37,106.56
Computer and Internet Expenses:Online Subscriptions	17.95
Depreciation	335.76
Divvy transaction expenses	2,478.04
Dues and Subscriptions	6,764.11
Insurance Expense	27,727.29
Interest Expense	70,980.97
Inventory Handling and Logistics Fee	9,530.19
IT Services	5,553.69
Legal	22,364.91
License & Permits	129.00
Management Training	0.00
Marketing	165,117.57
Meals & Entertainment	6,324.87
Merchant Fees	6,500.92
Office Supplies	5,430.67
Postage & Delivery	7,778.20
Professional Fees: Consulting	59,293.75
Professional Fees:Accounting	12,337.50
Professional Fees:Other	14,942.73
Research & Development:Production - Digital	51,550.51
Research & Development:Production - Physical	106,971.86
Taxes:California	943.00
Taxes:Delaware	0.00
Travel & Parking	12,373.40
Total Operating Expenses	**774,964.98**
Operating Income	**(762,120.40)**
Other Income / (Expense)	
Interest Income	338.29
Total Other Income / (Expense)	**338.29**
Net Income	**(761,782.11)**

Income Statement (Profit and Loss)

Playper, LLC

For the year ended December 31, 2023

Account	2023
Income	
Sales Income	12,136.84
Total Income	**12,136.84**
Cost of Goods Sold	
Cost of Good Sold	11,186.14
Total Cost of Goods Sold	**11,186.14**
Gross Profit	**950.70**
Operating Expenses	
Advertising and Promotion	48,212.10
Amortization Expenses	29,706.46
Bank Service Charges	526.73
Business Development	44,692.70
Depreciation	223.81
Dues and Subscriptions	8,499.08
Interest Expense	37,988.85
IT Services	3,829.99
Legal	54,088.67
License & Permits	50.00
Management Training	6,000.00
Marketing	95,550.66
Meals & Entertainment	1,079.09
Merchant Fees	1,037.86
Office Supplies	1,567.50
Postage & Delivery	14,723.02
Professional Fees: Consulting	15,000.00
Professional Fees:Accounting	14,341.62
Professional Fees:Other	11,000.00
Research & Development:Production - Digital	16,920.19
Research & Development:Production - Physical	41,633.44
Taxes:California	1,430.70
Taxes:Delaware	507.50
Travel & Parking	7,662.25
Total Operating Expenses	**456,272.22**
Operating Income	**(455,321.52)**
Net Income	**(455,321.52)**

Balance Sheet

Playper, LLC
As of December 31, 2023

Account	Dec 31, 2023
Assets	
Current Assets	
Cash and Cash Equivalents	
First Republic 1955	161,790.91
PayPal	17.61
Total Cash and Cash Equivalents	**161,808.52**
Inventory	47,845.06
Inventory - Catapult Playset	6,843.62
Inventory - Dragon Trainer Playset	5,741.11
Inventory - Story Starters	5,166.81
Prepaid Expenses	12,546.89
Total Current Assets	**239,952.01**
Fixed Assets	
AD - Display Equipments	(223.81)
AD - Website and Application development	(34,657.54)
Display Equipments	2,350.00
Website and Application development	89,119.38
Total Fixed Assets	**56,588.03**
Total Assets	**296,540.04**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	70,760.09
Accrued Expenses	3,062.50
Convertible Promisory Notes	958,752.54
Due to Employee	2,418.98
Due to PCGIM	13,657.60
Interest Payable	54,783.92
Sales Tax	2.45
Total Current Liabilities	**1,103,438.08**
Total Liabilities	**1,103,438.08**
Equity	
Current Year Earnings	(455,321.52)
Limited Partners:Dick Boyce	50,000.00
Limited Partners:Knudsen Capital	192,827.84
Limited Partners:Lynn Knudsen	10,000.00
Limited Partners:Webb Knudsen	10,000.00
Partners Expenses	(367.50)
Retained Earnings	(614,036.86)
Total Equity	**(806,898.04)**
Total Liabilities and Equity	**296,540.04**

Business Cash Flow Summary

Playper, LLC
For the year ended December 31, 2024

Account	2024	2023
Operating Activities		
Receipts from customers	38,025.78	12,136.84
Payments to suppliers and employees	(736,773.15)	(383,814.05)
Cash receipts from other operating activities	368.85	2.45
Cash payments from other operating activities	(30,042.24)	(29,930.27)
Net Cash Flows from Operating Activities	**(728,420.76)**	**(401,605.03)**
Investing Activities		
Proceeds from sale of property, plant and equipment	30,042.24	29,930.27
Payment for property, plant and equipment	0.00	(2,350.00)
Other cash items from investing activities	39,987.03	(7,773.38)
Net Cash Flows from Investing Activities	**70,029.27**	**19,806.89**
Financing Activities		
Other cash items from financing activities	517,758.47	469,057.71
Net Cash Flows from Financing Activities	**517,758.47**	**469,057.71**
Net Cash Flows	**(140,633.02)**	**87,259.57**
Cash and cash equivalents at beginning of period	161,808.52	74,548.95
Cash and cash equivalents at end of period	**21,175.50**	**161,808.52**

Playper, LLC

Statement of Changes in Equity as of December 31st 2024 and

2023.

$USD

Particulars	Limited Partners: Dick Boyce	Limited Partners: Knudsen Capital	Limited Partners: Lynn Knudsen	Limited Partners: Webb Knudsen	Retained Earnings	Total Equity
Balance at Jan 1, 2023	50,000.00	192,827.84	10,000.00	10,000.00	(614,036.86)	(351,209.02)
Net Income (Loss) for 2023	-	-	-	-	(455,321.52)	(455,321.52)
Partner Expenses	-	-	-	-	(367.50)	(367.50)
Balance at Dec 31, 2023	50,000.00	192,827.84	10,000.00	10,000.00	(1,069,725.88)	(806,898.04)
Net Income (Loss) for 2024	-	-	-	-	(761,782.11)	(761,782.11)
Balance at Dec 31, 2024	50,000.00	192,827.84	10,000.00	10,000.00	(1,051,242.23)	(1,550,196.50)



Playper, LLC
Notes to the Financial Statements

For the years ending on December 31st 2024 and 2023.

$USD

1. ORGANIZATION AND PURPOSE

Playper, LLC (the "Company") was organized on September 6th 2018, under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

5. RELATED PARTY TRANSACTIONS

The Company has thus far raised $213,157.84 from related parties since inception.